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                                                              EXHIBIT (a)(5)(vi)


[CREDIT ACCEPTANCE LOGO]



                                                        SILVER TRIANGLE BUILDING
                                        25505 WEST TWELVE MILE ROAD - SUITE 3000
                                                      SOUTHFIELD, MI  48034-8339
                                                                  (248) 353-2700
                                                        WWW.CREDITACCEPTANCE.COM

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE                                DATE:   SEPTEMBER 15, 2004

                                  INVESTOR RELATIONS:   DOUGLAS W. BUSK
                                                        TREASURER
                                                        (248) 353-2700 EXT. 4432
                                                        IR@CREDITACCEPTANCE.COM

                                       NASDAQ SYMBOL:   CACC


                    CREDIT ACCEPTANCE CORPORATION ANNOUNCES
                              FINAL RESULTS OF ITS
                      MODIFIED DUTCH AUCTION TENDER OFFER

     SOUTHFIELD, MICHIGAN - SEPTEMBER 15, 2004 - CREDIT ACCEPTANCE CORPORATION (NASDAQ: CACC) today announced the final results of its modified dutch auction tender offer, which expired at 5:00 p.m. Eastern Standard Time, on September 9, 2004. Credit Acceptance commenced the tender offer on August 11, 2004 to purchase up to 3,000,000 shares of its common stock at a price between $14.00 and $20.00 per share, net to the seller in cash, without interest. Based on the final count by Computershare Trust Company of New York, the depositary for the tender offer, 2,673,073 shares of common stock were properly tendered and not withdrawn at prices between $14.00 and $20.00 per share. The final count of shares purchased is less than the amount communicated in the Company's preliminary announcement on September 10, 2004, by 73,655 shares, reflecting failed delivery of these shares prior to 5:00 p.m. on September 14, 2004. Credit Acceptance has purchased all of the 2,673,073 tendered shares of its common stock at a price of $20.00 per share, at a total cost of approximately $53.5 million. The Company financed the purchase of its securities in the tender offer by borrowing under its $135 million revolving credit facility.

     As a result of the completion of the tender offer, Credit Acceptance has approximately 36.6 million shares of common stock outstanding. Georgeson Shareholder Communications, Inc. was the information agent for the offer.

DESCRIPTION OF CREDIT ACCEPTANCE CORPORATION

Since 1972, Credit Acceptance has provided auto loans to consumers, regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit by selling vehicles to consumers who otherwise could not obtain financing, by repeat and referral sales generated by these same customers, and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

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Without our product, consumers are often unable to purchase a vehicle or they purchase an unreliable one and are not provided the opportunity to improve their credit standing. As we report to the three national credit reporting agencies, a significant number of our customers improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the NASDAQ National Market under the symbol CACC. For more information, visit www.creditacceptance.com

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